Exhibit 99.1

JA Solar Appoints Robert Petrina as President of JA Solar USA

SHANGHAI, October 14, 2015 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced the appointment of Robert Petrina as JA Solar’s Managing Director & President, North America, effective immediately. Mr. Petrina will oversee the Company’s business operations in North America, drive customer growth across the utility, commercial and residential segments, and establish JA Solar as a leading partner in the market.

Robert brings more than 16 years of international business development experience in the solar industry to JA Solar. Most recently, he served as Managing Director of Yingli Green Energy Americas, overseeing sales and operations in North and South America.

Prior to joining Yingli, Robert led global silicon procurement for General Electric’s Solar Technologies business unit. He also worked at AstroPower, Inc., spearheading the company’s silicon sourcing in Asia, Europe and North America. Mr. Petrina also served at Chori America, Inc. where he managed chemical product sales in Latin America.

Mr. Petrina serves on the board of the Solar Energy Industry Association, a leading trade association focused on growing the U.S. solar energy market.  He also serves on Cornell University’s Alumni Advisory Board for Sustainability.

Mr. Petrina received his bachelor’s degree in Applied Economics and Management and his master’s degree in Business Administration from Cornell University, where he was a Park Fellow.

“It is a pleasure to welcome Robert to the JA Solar team. Robert’s market expertise, extensive business development and operational experience, and outstanding professional track record make him an excellent fit for us,” said Mr. Baofang Jin, Chairman and CEO of the Company. “We look forward to his valuable perspective and leadership as we continue to grow our presence and market share across North America.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

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Victor Kuo

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Email: victor.kuo@icrinc.com